UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

BLACKSTONE LAKE MINERALS INC.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

09254U 107
(CUSIP Number)

JOHN BOSCHERT
#205 - 1480 Gulf Road
Point Roberts, WA 98281
(360) 927-7354
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e),
240.13d -1(f) or 240.13d -1(g), check the following box [   ].

CUSIP No. 09254U 107

1.	Names of Reporting Persons: JOHN BOSCHERT

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): 00 (Other)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: CANADIAN CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 39,000,000 SHARES

8.	Shared Voting Power: NOT APPLICABLE

9.	Sole Dispositive Power: 39,000,000 SHARES

10.	Shared Dispositive Power: NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,000,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 55.6%

14.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 09254U 107

ITEM 1.             SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share, of Blackstone Lake Minerals Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at #205 - 1480 Gulf Road, Point Roberts, WA 98281.

ITEM 2.             IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

JOHN BOSCHERT (the “Reporting Person”)

B.	Residence or Business Address:

The business address of the Reporting Person is Suite 16036, Urbanizacion Marbella, Calle 47 y Ave., Aquilino de la Guardia, Edifico Ocean Plaza - Planta Baja, Panama Republic of Panama

C.	Present Principal Occupation and Employment:

The Reporting Person is the sole officer and director of of the Issuer. Mr. Boschert is 39 years of age and has acted as the Company’s Secretary and Treasurer since April 19, 2006. Mr. Boschert is a self- employed business consultant. Over the past five years, Mr. Boschert has also served as an officer or director of several publicly traded companies including:

	-	Balsam Ventures, Inc. (OTCBB)
	-	Exploration Drilling International Inc. (OTCBB)
	-	Clyvia Inc. (OTCBB)

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Person is a citizen of Canada.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 29, 2008, Inventa Holding GmbH transferred 39,000,000 shares of the Issuer’s common stock to the Reporting Person for nominal consideration having no definable value.

ITEM 4.             PURPOSE OF TRANSACTION

The Reporting Person acquired the securities of the Issuer for investment purposes.

As of the date hereof, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 09254U 107

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of September 29, 2008, the Reporting Person beneficially owns the following securities of the Issuer:

Title of Security	Amount	Percentage of Shares of Common Stock
---------------------------------	----------------	--------------------------------------------------
Common Stock	39,000,000	55.6%(1)

(1)	Applicable percentage of ownership is based on 70,200,000 common shares outstanding as of September 29, 2008.

(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Except for the purchase of the Shares described above, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. 09254U 107

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

Share Transfer Agreement between Inventa Holding GmbH and John Boschert.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2008
Date

/s/ John Boschert
Signature

JOHN BOSCHERT
Name/Title

\4438\04-SEC Insider Reports\Boschert, John\Sch13D.2008-09-29_39M Shares.v1.doc

SHARE TRANSFER AGREEMENT

This Agreement dated effective the 25 day of September, 2008.

BETWEEN:

INVENTA HOLDING GMBH
Friedrich-List-Allee 10,
41488 Wegberg-Wildenrath, Germany

(the “Transferor”)

OF THE FIRST PART

AND:

JOHN BOSCHERT
#193 - 3rd Street, Villa Cerro Lindo
Jose Domingo Espinar, Panama City, Panama

(the “Transferee”)

OF THE SECOND PART

THIS AGREEMENT WITNESSES THAT for good and valuable consideration paid by the Transferee to the Transferor, the receipt and sufficiency of which is acknowledged, and in reliance of the representations and warranties of the Transferee, the Transferor hereby agrees to sell 39,000,000 shares of the common stock (the “Shares”) of BLACKSTONE LAKE MINERALS INC. (formerly Skyflyer Inc., previously Triton Resources, Inc.) (the “Corporation”) to the Transferee free and clear of all liens, charges and encumbrances. The Transferee acknowledges and agrees that the shares are restricted securities, as contemplated under the United States Securities Act of 1933 which have been issued without registration and that all certificates representing the shares will be endorsed with the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND ARE PROPOSED TO BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. UPON ANY SALE, SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

The Transferee represents and warrants to the Transferor that:

(1)	The Transferee is not a “U.S. Person” as defined in Regulation S promulgated under the United States Securities Act of 1933.

(2)

The Transferee is acquiring the Shares for the Transferee’s own account for investment purposes, with no present intention of dividing his interests with others or reselling otherwise disposing of any or all of the Shares.

(3)

The Transferee does not intend any sale of the Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or nonoccurrence of any predetermined event or circumstance.

(4)	The Transferee has no present or contemplated agreement providing for the sale or other disposition of the Shares.

(5)	The Transferee is not aware of any circumstance presently in existence which is likely in the future to prompt a sale or other disposition of the Shares.

(6)

The Transferee possesses the financial and business experience to make an informed decision to acquire the Shares and has had access to all information relating to the Corporation and its business operations, which would be necessary to make an informed decision to purchase the Shares.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

INVENTA HOLDING GMBH
by its duly authorized signatory:

/s/ Dieter Wagels	/s/ John Boschert
Signature	JOHN BOSCHERT